OCEAN BIO-CHEM, INC.
                                4041 SW 47 AVENUE
                         FORT LAUDERDALE, FLORIDA 33314
                                 (954) 587-6280


July 26, 2006


Mr. Rufus Decker
Accounting Branch Manager
United State Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

                          RE:     OCEAN BIO-CHEM, INC.
                                  Form 10-K for the year ended December 31, 2005 File No. 0-11102
                                  Your letter of July 19, 2006

Dear Mr. Decker:

     This letter is being written in response to the United States Securities and Exchange Commission's ("Commission") correspondence of July 19, 2006 (copy attached) relating to our filing on Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. The numbers used in our responses refer to those item numbers contained in the aforementioned Commission correspondence.

     1. We have read the Commission's comment relative to the Subordinated Revolving Note Payable to Mr. Dornau and affiliates. As previously submitted to the Commission our calculation of the amount of allocation between Notes Payable and Additional Paid-in Capital aggregated $310,898 at December 31, 2005 and such amount will be amortized over the term of the debt (five (5) years) utilizing a straight-line method. The reclassification and related amortized interest of $31,090 will be reflected in our Form 10-Q for the quarter ended June 30, 2006 and interest will continue to be amortized and charged to operations in prospective filings with the Commission, where appropriate.


     2. We have read your comments relating to the modification to those certain stock options granted to Messrs. Dornau and Tieger in conjunction with a loan granted to the Company by an entity in which they are each 50% co-shareholders. The amount included in our previous response, $221,897 was the computed compensation cost as of the measurement date (date of modification - March 4, 2004). The Commission has requested that we supply the Intrinsic Value of the options at that date. Such computation would result in a value of $178,332. As these options were fully vested at the date of modification and pursuant to FASB Interpretation 44, it appears that the Intrinsic Value should be booked as compensation cost and the difference between the Fair Value and Intrinsic Value ($221,897 - $178,332 = $43,565) would be disclosed pro-forma compensation cost pursuant to APB 25. These amounts are material to our financial statements and, as suggested in the Commission's letter of July 19, 2006, such items will be reflected as a restatement in our amended Form 10-K for the year ended December 31, 2005.

Mr. Rufus Decker
July 26, 2006


     As stated in our initial response, dated May 19, 2006, we are prepared to file an amended Form 10-K filing for the year ended December 31, 2005 including the corrected Commission file number, revised report from our Independent Auditors and revised certifying officers' certificates. We now understand the requirement to restate our financial statements as of December 31, 2005 and the year then ended for the matters discussed in paragraph 2., above. We will make the other changes discussed in the Commission's letters of May 10, 2006, May 26, 2006, July 7, 2006 and July 19, 2006 and our respective responses, where applicable, in prospective filings with the Commission.

Very truly yours,

/S/ PETER G. DORNAU

Peter G. Dornau
President and Chief Executive Officer






























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